Exhibit 99.2

EXECUTION VERSION

FIRST AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT

THIS FIRST AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT, dated as of March 19, 2015 (this “Amendment”), by and among (i) MAYOR’S JEWELERS, INC., a Delaware corporation (the “US Borrower”) and BIRKS GROUP INC. – GROUPE BIRKS INC. (formerly known as BIRKS & MAYORS INC.), a Canadian corporation (the “Canadian Borrower” and, together with the US Borrower, the “Borrowers”), (ii) the guarantors party to the Loan Agreement referred to below (the “Guarantors” and, together with the Borrowers, the “Loan Parties”), (iii) the lenders party to the Loan Agreement referred to below (collectively, the “Lenders”) and (iv) CRYSTAL FINANCIAL LLC, in its capacity as administrative agent and collateral agent (the “Agent”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Loan Agreement referred to below.

WHEREAS, the Borrowers, the Guarantors, the Lenders and the Agent are party to that certain Third Amended and Restated Term Loan and Security Agreement, dated as of November 21, 2014 (the “Existing Loan Agreement”). The Existing Loan Agreement, as amended by this Amendment, and as may be further amended, amended and restated, restated, supplemented, extended or otherwise modified and in effect from time to time is referred to herein as the “Loan Agreement”;

WHEREAS, the Borrowers have requested, among other things, that the Lenders and the Agent amend certain provisions of the Existing Loan Agreement, in each case, subject to the terms and conditions set forth herein; and

WHEREAS, the Borrowers, the Lenders, and the Agent have agreed, on the terms and conditions set forth herein, to amend certain provisions of the Existing Loan Agreement.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

§1. Amendments to the Existing Loan Agreement.

(a) Amendment to Section 1.1. The following new definitions are hereby inserted into Section 1.1 of the Existing Loan Agreement in the appropriate alphabetical order:

“First Amendment - the First Amendment to Third Amended and Restated Term Loan and Security Agreement, dated as of March 19, 2015 by and among the Borrowers, the Guarantors party thereto, the Lenders party thereto and the Agent.”

“First Amendment Effective Date - March 19, 2015.”

(b) Amendment to Section 1.1. The definition of “Change of Control” is hereby deleted in its entirety and the following text is substituted in its stead:

“Change of Control - at any time, the occurrence of one or more of the following events: (i) Birks shall cease to own directly or indirectly (A) at least fifty-one percent (51%) of the issued and outstanding Voting Stock of Mayor’s or (B) all of the economic and voting rights associated with all of the outstanding Capital Stock of any of its other Subsidiaries (other than Subsidiaries of Mayor’s, as to which clause (iii) below shall govern), (ii) Montrovest B.V. and Mangrove Holding SA, collectively, shall cease to own directly or indirectly at least fifty-one percent (51%) of the votes attaching to the Voting Stock of Birks, (iii) Mayor’s shall cease to own directly or indirectly all of the economic and voting rights associated with all of the outstanding Capital Stock of any of its Subsidiaries or (iv) a “Change of Control” shall have occurred under the Revolving Credit Agreement.”

(c) Amendment to Section 1.1. The definition of “Montrovest Debt Documents” is hereby deleted in its entirety and the following text is substituted in its stead:

“Montrovest Debt Documents - collectively, (i) Amended and Restated Cash Advance Agreement dated as of June 8, 2011 by and between the Canadian Borrower and Montrovest B.V., (ii) the Amended and Restated Cash Advance Agreement dated as of June 8, 2011 by and between the Canadian Borrower and Montrovest B.V., (iii) the Subscription Agreement dated on or about August 12, 2013 by and between the Canadian Borrower and Montrovest B.V., (iv) the Convertible Debenture to be dated on or about August 16, 2013 in the principal sum of $4,800,000 executed and delivered by the Canadian Borrower in favor of Montrovest B.V., and (v) any other loan agreement entered into by and between the Canadian Borrower and Montrovest B.V.; provided that any such other loan agreement shall be subject to a Subordination Agreement in form, scope and substance satisfactory to the Agent and the Required Lenders. For clarity, all obligations of the Borrowers to Montrovest B.V. as a result of the issuance of, or drawing under, the Montrovest LC shall be deemed to constitute Montrovest Debt Documents, subject to the Montrovest Subordination Agreement, with the exception of $175,000 payable by the Borrowers in connection with the execution and delivery of the Montrovest LC, as well as a $12,500 fee payable to Gestofi S.A. and Montrovest B.V.’s reasonable and documented out-of-pocket legal and other banking expenses and fees in connection with the issuance and maintenance of the Montrovest LC (or in order to reimburse Montrovest B.V. to the extent it has paid any of such amounts), provided that the relevant expenses or fees and reimbursements do not exceed $150,000 in any Fiscal Year.”

§2. [Reserved].

§3. Representations and Warranties. Each of the Loan Parties hereby represents and warrants to the Agent and the Lenders as of the date hereof as follows:

(a) The execution and delivery by each of the Loan Parties of this Amendment and all other instruments and agreements required to be executed and delivered by such Loan Party in connection with the transactions contemplated hereby or referred to herein (collectively, the “Amendment Documents”), and the performance by each of the Loan Parties of any of its obligations and agreements under the Amendment Documents and the Loan Agreement and the other Loan Documents, as amended hereby, are within the corporate or other authority of such Loan Party, have been authorized by all necessary corporate proceedings on behalf of such Loan Party and do not and will not contravene any provision of law or such Loan Party’s charter, other incorporation or organizational papers, by-laws or any stock provision or any amendment thereof or of any indenture, agreement, instrument or undertaking binding upon such Loan Party.

(b) Each of this Amendment, the other Amendment Documents, the Loan Agreement and the other Loan Documents, as amended hereby, to which any Loan Party is a party constitute legal, valid and binding obligations of such Loan Party, enforceable in accordance with their terms, except as limited by the Bankruptcy Code, any Canadian Debtor Relief Law, any other insolvency, debtor relief or debt adjustment law or similar laws relating to or affecting generally the enforcement of creditors’ rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding therefor may be brought.

(c) No approval or consent of, or filing with, any governmental agency or authority is required to make valid and legally binding the execution, delivery or performance by the Loan Parties of this Amendment, the other Amendment Documents, the Loan Agreement or any other Loan Documents, as amended hereby, or the consummation by the Loan Parties of the transactions among the parties contemplated hereby and thereby or referred to herein.

(d) The representations and warranties contained in Section 9 of the Loan Agreement and in the other Loan Documents were true and correct as of the date made. Except to the extent of changes resulting from transactions contemplated or permitted by the Loan Agreement and the other Loan Documents and except to the extent that any representations and warranties relate expressly to an earlier date, after giving effect to the provisions hereof, such representations and warranties, both before and after giving effect to this Amendment, also are true and correct, in all material respects, as of the date hereof.

(e) Each of the Loan Parties has performed and complied in all respects with all terms and conditions herein required to be performed or complied with by it prior to or at the time hereof, and as of the date hereof, both before and after giving effect to the provisions of this Amendment and the other Amendment Documents, there exists no Default or Event of Default.

(f) Each of the Loan Parties hereby acknowledges and agrees that the representations and warranties contained in this Amendment shall constitute representations and warranties as referred to in Section 11.1(b) of the Loan Agreement, a breach of which shall constitute an Event of Default.

§4. Effectiveness. This Amendment shall become effective upon the satisfaction of each of the following conditions, in each case in a manner satisfactory in form, scope and substance to the Agent and the Lenders:

(a) This Amendment shall have been duly executed and delivered by each of the Borrowers, each of the Guarantors, the Agent and each of the Lenders and shall be in full force and effect.

(b) The Agent shall have received a duly executed Sixth Amendment to Second Amended and Restated Revolving Credit and Security Agreement and Amendment to Fourth Amendment dated as of the date hereof by and among the Loan Parties, the Revolving Lenders and the Revolving Agent.

(c) The Borrowers shall have paid all reasonable costs and expenses incurred by the Agent, including the fees and expenses of the Agent’s US and Canadian counsels, to the extent that copies of invoices for such fees and expenses have been delivered to the Borrowers.

(d) The Agent shall have received a duly executed Second Amendment to the Amended and Restated Management Subordination Agreement.

(e) The Agent shall have received such other items, documents, agreements, items or actions as the Agent may reasonably request in order to effectuate the transactions contemplated hereby.

(f) No Default or Event of Default shall have occurred and be continuing.

§5. Release. In order to induce the Agent and the Lenders to enter into this Amendment, each Loan Party acknowledges and agrees that: (a) no Loan Party has any claim or cause of action against the Agent or any Lender (or, with respect to the Loan Agreement and the other Loan Documents and the administration of the credit facilities thereunder, any of their respective directors, officers, employees, agents or representatives); (b) no Loan Party has any offset or compensation right, counterclaim, right of recoupment or any defense of any kind against any Loan Party’s obligations, indebtedness or liabilities to the Agent or any Lender; and (c) each of the Agent and the Lenders has heretofore properly performed and satisfied in a timely manner all of its obligations to the Borrowers and, as applicable, the Guarantors. Each Loan Party wishes to eliminate any possibility that any past conditions, acts, omissions, events, circumstances or matters would impair or otherwise adversely affect any of the Agent’s and the Lenders’ rights, interests, contracts, collateral security or remedies. Therefore, each Loan Party unconditionally releases, waives and forever discharges (i) any and all liabilities, obligations, duties, promises or indebtedness of any kind of the Agent or any Lender to any Loan Party, except the obligations to be performed by the Agent or any Lender on or after the date hereof as expressly stated in this Amendment, the Loan Agreement and the other Loan Documents and (ii) all claims, counterclaims, offsets, compensation rights, causes of action, right of recoupment, suits or defenses of any kind whatsoever (if any), whether arising at law or in equity, whether known or unknown, which any Loan Party might otherwise have against the Agent or any Lender (or, with respect to the Loan Agreement and the other Loan Documents and the administration of the credit facilities thereunder, any of their respective directors, officers, employees or agents), in either case of clause (i) or (ii), on account of any past or presently existing (as of the date hereof) condition, act, omission, event, contract, liability, obligation, indebtedness, claim, cause of action, defense, counterclaims, compensation rights, circumstance or matter of any kind.

§6. Miscellaneous Provisions.

(a) Each of the Loan Parties hereby ratifies and confirms all of its Obligations to the Agent and the Lenders under the Loan Agreement, as amended hereby, and the other Loan Documents, including, without limitation, the Loans, and each of the Loan Parties hereby affirms its absolute and unconditional promise to pay to the Lenders and the Agent, as applicable, the Loans, reimbursement obligations and all other amounts due or to become due and payable to the Lenders and the Agent, as applicable, under the Loan Agreement and the other Loan Documents, as amended hereby and it is the intent of the parties hereto that nothing contained herein shall constitute a novation or accord and satisfaction. Each of the Loan Parties hereby acknowledges and confirms that the liens, hypothecs, pledges and security interests granted pursuant to the Loan Documents are and continue to be valid, perfected and enforceable first priority liens, hypothecs, pledges and security interests (subject only to Permitted Liens) that secure all of the Obligations on and after the date hereof. Except as expressly amended hereby, each of the Loan Agreement and the other Loan Documents shall continue in full force and effect. This Amendment and the Loan Agreement shall hereafter be read and construed together as a single document, and all references in the Loan Agreement, any other Loan Document or any agreement or instrument related to the Loan Agreement shall hereafter refer to the Loan Agreement as amended by this Amendment. This Amendment shall constitute a Loan Document.

(b) Without limiting the expense reimbursement requirements set forth in Section 3.4 of the Loan Agreement, the Borrowers agree to pay on demand all reasonable costs and expenses, including reasonable attorneys’ fees, of the Agent and Lenders incurred in connection with this Amendment.

(c) THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING, WITHOUT LIMITATION, NEW YORK GENERAL OBLIGATIONS LAW SECTIONS 5-1401 AND 5-1402 (BUT GIVING EFFECT TO FEDERAL LAWS RELATING TO NATIONAL BANKS).

(d) EACH LOAN PARTY PARTY HERETO HEREBY CONSENTS TO THE NON-EXCLUSIVE JURISDICTION OF ANY FEDERAL COURT SITTING IN OR WITH JURISDICTION OVER THE SOUTHERN DISTRICT OF NEW YORK AND OF ANY STATE COURT OF THE STATE OF NEW YORK SITTING IN THE COUNTY OF MANHATTAN, IN ANY PROCEEDING OR DISPUTE RELATING IN ANY WAY TO ANY LOAN DOCUMENTS, AND AGREES THAT ANY SUCH PROCEEDING SHALL BE BROUGHT BY IT SOLELY IN ANY SUCH COURT. EACH LOAN PARTY PARTY HERETO IRREVOCABLY WAIVES ALL CLAIMS, OBJECTIONS AND DEFENSES THAT IT MAY HAVE REGARDING SUCH COURT’S PERSONAL OR SUBJECT MATTER JURISDICTION, VENUE OR INCONVENIENT FORUM. Nothing herein shall limit the right of any Agent or any Lender to bring proceedings against any Loan Party in any other court. Nothing in this Amendment shall be deemed to preclude enforcement by any Agent of any judgment or order obtained in any forum or jurisdiction.

(e) This Amendment may be executed in any number of counterparts, and all such counterparts shall together constitute but one instrument. In making proof of this Amendment it shall not be necessary to produce or account for more than one counterpart signed by each party hereto by and against which enforcement hereof is sought. Delivery of a signature page hereto by electronic transmission shall constitute the delivery of an original signature page hereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have duly executed this Amendment as of the date first set forth above.

US BORROWER AND BORROWER AGENT:

MAYOR’S JEWELERS, INC.

By:	/s/ Marco Pasteris
	Name:	Marco Pasteris
	Title:	Vice President, Business Development

CANADIAN BORROWER:

BIRKS GROUP INC.
GROUPE BIRKS INC. (formerly known as Birks & Mayors Inc.)

By:	/s/ Marco Pasteris
	Name:	Marco Pasteris
	Title:	Vice President, Business Development

By:	/s/ Miranda Melfi
	Name:	Miranda Melfi
	Title:	Vice President, Legal Affairs and Corporate Secretary

[SIGNATURE PAGE TO FIRST AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT]

GUARANTORS:

MAYOR’S JEWELERS OF FLORIDA, INC.
JBM RETAIL COMPANY, INC.
JBM VENTURE CO., INC.
MAYOR’S JEWELERS
INTELLECTUAL PROPERTY HOLDING COMPANY

By:	/s/ Marco Pasteris
	Name:	Marco Pasteris
	Title:	Vice President, Business Development

CASH, GOLD & SILVER INC. – OR ET
ARGENT, COMPTANT INC.
CASH, GOLD & SILVER USA, INC. (formerly known as Henry Birks & Sons U.S., Inc.)

By:	/s/ Marco Pasteris
	Name:	Marco Pasteris
	Title:	Vice President

[SIGNATURE PAGE TO FIRST AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT]

ADMINISTRATIVE AGENT AND COLLATERAL AGENT:

CRYSTAL FINANCIAL LLC

By:	/s/ Rebecca Tarby
	Name:	Rebecca Tarby
	Title:	Managing Director

[SIGNATURE PAGE TO FIRST AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT]

LENDER:

CRYSTAL FINANCIAL SPV LLC

By:	/s/ Rebecca Tarby
	Name:	Rebecca Tarby
	Title:	Managing Director